NEEDHAM & COMPANY, LLC

250 Park Avenue

New York, New York 10177

November 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street

N.E. Washington, D.C. 20549

Attn: Eranga Dias

Re: Sow Good Inc.

Registration Statement on Form S-3

File No. 333-283240

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Needham & Company, LLC, a sales agent, hereby joins Sow Good Inc., a Delaware corporation, in requesting acceleration of effectiveness of the registration statement on Form S-3 (File No. 333-283240), as amended, to 4:00 p.m. Eastern Time on November 22, 2024, or as soon as practicable thereafter.

Very truly yours,

NEEDHAM & COMPANY, LLC

By: /s/ Matthew Castrovince___________

Name: Matthew Castrovince

Title: Managing Director

cc: Ira Goldfarb (Sow Good Inc.)

Claudia Goldfarb (Sow Good Inc.)

Drew Valentine (DLA Piper LLP (US))

John J. Slater (Latham & Watkins LLP)